Exhibit 10.1

EXECUTION COPY

April 28, 2016

Mr. James A. Thomas

445 South Figueroa Street

Suite 2290

Los Angeles, CA 90071

Dear Mr. Thomas:

As you know, we are considering entering into a potential Merger Agreement involving Parkway Properties, Inc. (“PKY”) and Parkway Properties, L.P. (“PKY LP”) which would result in a merger with another public REIT (“Public REIT”) (“Merger”). As part of the Merger transaction, the Houston assets owned by PKY LP would be combined with other Houston properties owned by Public REIT in a new UPREIT structure in which PKY LP will be the operating partnership for a newly formed public REIT (“Houston Co”), the stock of which would be distributed to the shareholders of the combined PKY and Public REIT. Non-Houston assets owned by PKY LP (“Core Assets”) currently are contemplated to be combined with non-Houston assets of Public REIT in a new UPREIT structure (“Core Assets LP”) for which Public REIT would be the parent (referred to as “Core Assets REIT”).

We are parties to a Side Letter Agreement with you dated September 4, 2013, as amended by a letter dated March 19, 2014 (“Side Letter”). In order to provide you with assurance that the proposed Merger transactions will not adversely affect your rights and benefits under the Side Letter, and to address some potential effects that the Merger transactions could have on your tax position with respect to your units in PKY LP, we propose the following:

1.	Chairman. We shall take all necessary action to cause, as of the effective date of the Merger, you to be appointed Chairman of the Board of Houston Co.

2.

Renomination Rights; Support Services. So long as you continue to beneficially own, directly or indirectly, at least 50% of the aggregate number of shares of Houston Co Common Stock and Houston Co Limited Voting Stock owned by you immediately following the effective date of the Merger (subject to appropriate adjustment for any stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event), we shall cause Houston Co to include you in the slate of nominees recommended by the Houston Co Board to Houston Co stockholders, and included in the related proxy statement, for election to the Houston Co Board at the 2017 annual meeting of stockholders of Houston Co, and if you are so elected shall cause you to be reappointed as Chairman of the Houston Co Board for an additional three (3) one-year terms expiring at the 2020 annual meeting of stockholders of Houston Co. In consideration for your services on the Houston Co Board, you shall be entitled to receive from Houston Co the cash, equity and other compensation payable to a non-employee director who is a non-executive Chairman of the Board, as set forth in Houston Co’s policies for compensation of directors approved from time to time by the Houston Co

Board or the Compensation Committee of the Houston Co Board. So long as you are a member of the Board of Houston Co, Houston Co shall provide you with offices at the location of your choice not to exceed 700 square feet for you and a secretary of your choice and shall provide all computers, printers and other office equipment reasonably necessary for you to conduct business from that location.

Notwithstanding the foregoing, in no event will Houston Co incur costs, contribute resources, reimburse expenses or otherwise compensate you for the operation of your offices as provided in this Section 2, for the compensation payable to the secretary of your choice, or otherwise, in excess of $120,000 in the aggregate in any twelve month period so long as you are Chairman of the Board. If you cease to be Chairman of the Board, the foregoing limitation on the payment of costs or expenses for the operation of your offices shall terminate and be of no further force or effect (so that Houston Co will reimburse you for the full cost of the office, secretary, and equipment provided pursuant to the prior paragraph of this Section 2, with a pro ration of such amount for any partial 12 month period in which your position as Chairman of the Board terminates).

3.	Registration Rights Agreement. You and the Thomas Investors (as defined below) are parties to that certain Registration Rights Agreement dated as of October 13, 2004 among Thomas Properties Group, Inc, Thomas Properties Group, L.P. and the Thomas Investors, which contains certain rights in favor of you and the other Thomas Investors that are intended to survive consummation of the Merger transactions. The Registration Rights Agreement shall survive the consummation of the Merger transactions and PKY the Merger documents shall require that Houston Co shall comply in all respects with such terms and provisions of the Registration Rights Agreement (or a replacement for such agreement) as it applies to common stock of Houston Co . “Thomas Investors” means any of (i) James A. Thomas, Sherri Pastron and Suzanne Thomas and their respective descendants, spouses or former spouses, in-laws, nieces, nephews, any Person where substantially all of the equity interests are beneficially owned by any of the foregoing, any trust where substantially all of the beneficiaries of such trust are any of the foregoing, or (ii) Maguire Thomas Partners- Philadelphia, Ltd., Thomas Investment Partners, Ltd., Maguire Thomas Partners-Commerce Square II, Ltd., Thomas Partners, Inc., Thomas-Pastron Family Partnership, L.P., The Lumbee Clan Trust and Thomas Master Investments, LLC.

4.

Tax Protection Agreement; Guaranties. The parties acknowledge that you and the other Thomas Investors are parties to that certain Tax Protection Agreement by and among Parkway Properties, L.P., James A. Thomas and Thomas Investors, dated December 19, 2013 (“Tax Protection Agreement”) and the Assignment and Assumption Agreement (Existing Guarantee Agreement) by and among Thomas Properties Group, L.P., Parkway Properties, L.P., James A. Thomas, and Thomas Investors, dated December 19, 2013 (Assignment and Assumption”). Pursuant to the Tax Protection Agreement, Thomas and certain Thomas Investors have entered into a Contribution Agreement in favor of Thomas Properties Group, L.P. pursuant to which such parties will contribute capital to fund an aggregate “Shortfall Amount” (as defined in each such Contribution Agreement) of up to $39,000,000 in connection with the Northwestern Mutual Life Insurance Company loan on CityWest III & IV (“CWP Contribution Agreement”), which Contribution Agreement was assigned by Thomas Properties Group, L.P. in December 2013. Prior to the effective date of the Merger transactions, PKY LP shall enter into a Debt Guaranty Agreement pursuant to which:

(i) Subject to the following subsection (ii), the maximum amount of the “Guarantee Amount” (as defined in the Tax Protection Agreement as it currently exists) will be increased from $39 million to $129 million;

(ii) Thomas and the other Thomas Investors, in such amounts as you shall designate, shall be permitted to enter into a new contribution agreement or agreements, substantially similar to the Contribution Agreement, with PKY LP, which such contribution agreement(s) will obligate Thomas and the Thomas Investors to contribute capital to fund an aggregate “Shortfall Amount” (defined in a way substantially similar to the way it is defined in the Contribution Agreement) of up to an aggregate amount of $90 million in connection with the currently existing mortgage loans on San Felipe Plaza and/or CityWest III& IV, with the specific amount (and the allocation of such amount between the mortgage loans) to be elected by the Thomas Investors in their discretion, which $90 million (regardless of the amount that Thomas and the other Thomas Investors actually commit to contribute) shall count against the $129 million referenced in subparagraph (i). The Thomas Investors (acting through Thomas) shall notify PKY LP of the amount of the San Felipe Plaza and/or CityWest III & IV mortgage loans as to which they elect to provide a new contribution agreement. For the sake of clarity, the Debt Guaranty Agreement described above shall provide that, insofar as Thomas and the Thomas Investors elect not to enter into contribution agreements with respect to the full $90 million of the San Felipe and/or CityWest III & IV mortgage loans pursuant to this Section 4(ii), the “Guarantee Amount” in such Debt Guaranty Agreement shall be permanently reduced from $129 million by the difference between $90 million and the aggregate amounts of the San Felipe and/or CityWest III & IV mortgage loans that are subject to the contribution agreements.

(iii) If, for any reason, the mortgage loans on CityWest III & IV and/or San Felipe Plaza are no longer available to the Thomas Investors to provide a guaranty or contribution agreement up to an aggregate of $129 million, as adjusted as described in subsection (ii) above and taking into account the then outstanding obligations under any other contribution agreements and guarantees entered into by Thomas and the Thomas Investors pursuant to the Tax Protection Agreement and Debt Guaranty Agreement (including, without limitation, as a result of a sale or other disposition of those properties or a repayment of those loans without incurring new debt secured by those properties), then the provisions of the Tax Protection Agreement shall govern with respect to the obligation of PKY LP to provide one or more replacement loans for such purpose during the remainder of the Protected Period and, subject to Section 6 below, for a period of five (5) years beyond the Protected Period.

(iv) After the expiration of the Protected Period on October 13, 2016, PKY LP agrees that if the mortgage loans on CityWest III & IV and/or San Felipe Plaza are for any reason no longer available to the Thomas Investors to provide a guaranty or contribution agreement of up to an aggregate of $129 million (as reduced as described in subsection (ii) above and taking into account the then outstanding obligations under any other contribution agreements and guarantees entered into by Thomas and the Thomas Investors pursuant to the Tax Protection Agreement and the Debt Guaranty Agreement), then to the extent that, and only for so long as, PKY LP has other qualified indebtedness (to be defined consistent with the Tax Protection Agreement), PKY LP shall use commercially reasonable efforts to permit Thomas and the Thomas Investors, in their discretion, to provide a guaranty or contribution agreement of up to an aggregate amount of $129 million (as so reduced) with respect to such other indebtedness; provided, however, subject to Section 6 below, Houston Co shall maintain such indebtedness for a minimum of five (5) years after the expiration of the Protected Period. For the sake of clarity, nothing in this subsection (iv) shall require PKY LP or any of its affiliates to maintain any indebtedness more than five (5) years after the end of the Protected Period.

(v) Each of the Thomas Investors acknowledges and agrees that, notwithstanding anything to the contrary in the Merger Agreement, the Tax Protection Agreement, the Debt Guaranty Agreement or elsewhere, none of PKY, PKY LP, Houston Co, Core Assets LP, or Core Assets REIT, their respective affiliates, and/or any of their respective investors, directors, officers, employees, agents and representatives (together the “Released Parties”) shall have any liability to any of the Thomas Investors under the Tax Protection Agreement or Debt Guaranty Agreement, as amended, or otherwise for any taxes (including additions, additional amounts, penalties and interest) claims, liabilities, damages, expenses, losses or other amounts (collectively, “Damages”) and hereby waive any action or claim for Damages, and hereby release the Released Parties for any liability for Damages, such that arise as a result of the transactions contemplated by the Merger Agreement, including, but not limited to, the division of PKY LP and Core Assets LP, the distribution by Public REIT of the stock of Houston Co, and/or the repayment or restructuring of any debt of PKY LP or Core Assets LP contemplated by the Merger Agreement.

5.	Partnership Units.

(a)	After the completion of the Merger transactions, PKY LP will use the “traditional method without curative allocations” set forth in Treas. Reg. Section 1.704-3(b) for its legacy Houston properties.

(b)	PKY LP will use commercially reasonable efforts in connection with allocation of partnership nonrecourse liabilities under Treas. Regulation 1.752-3 and, in particular, Treas. Regulation 1.752-3(a)(3) to allocate excess nonrecourse debt relating to the Houston Co Assets and 2121 Market Street to the Thomas Investors taking into consideration the section 704(c) gain attributable to the Thomas Investors in order to maximize the amount of qualified nonrecourse debt allocated to the Thomas Investors’ interests immediately prior to the partnership division of PKY LP in connection with the Merger transactions. The amount of such debt to be allocated to the Thomas Investors will be determined by agreement between PKY LP and Thomas Investors prior to the closing of the Merger with Public REIT.

(c)	Core Assets LP will consider in good faith any request by the Thomas Investors to allocate excess nonrecourse debt (within the meaning of Treasury Regulation 1.752-3(a)(3)) relating to the non-Houston Assets contributed to Core Assets LP by the Thomas Investors taking into consideration the section 704(c) gain attributable to the Thomas Investors in order to maximize the amount of qualified nonrecourse debt allocated to the Thomas Investors’ interests immediately after the closing of the Merger transactions. To the extent that Core Assets LP and the Thomas Investors agree, prior to the closing of the Merger transactions, on the amount of such excess nonrecourse debt to be so allocated, Core Assets LP will use commercially reasonable efforts in connection with the allocation of partnership nonrecourse liabilities under Treas. Regulation 1.752-3 and, in particular, Treas. Regulation 1.752-3(a)(3), to effect such allocation.

(d)

Notwithstanding any provision in the PKY LP agreements to the contrary, in the event that, at any time when Mr. Thomas and his Affiliates that hold Partnership Units in PKY LP following the Merger transactions (the “Post-Merger Thomas Investors”) continue to own collectively at least 50% of the Partnership Units owned by them immediately following the effective date of the Merger (subject to appropriate adjustment for any stock split, stock dividend, reclassification, subdivision or reorganization, recapitalization or similar event), Houston Co is a party to a Termination Transaction (as defined in the PKY LP Partnership Agreement) as a result of which the holders of Houston Co Common Stock do not receive shares that are listed for trading on a national securities exchange (a “Termination Transaction”), Houston Co shall use commercially reasonable efforts to cause the acquiring entity in such transaction to offer to the Post-Merger Thomas Investors (x) the opportunity to receive, in exchange for their Partnership Units in PKY LP in such transaction, a preferred limited partnership interest or preferred limited liability company membership interest in PKY LP or the surviving entity of a merger with PKY LP, unless such Termination Transaction involves a sale of all or substantially all of the assets of PKY LP in a transaction (other than a sale of all or substantially all of the assets of PKY LP to a purchaser that also retains a substantial number of the employees of PKY LP and its subsidiaries (such transaction, a “De Facto Merger”)) , that (i) has a liquidation preference over the common equity interests in such entity equal to the value of the consideration that would have been received in exchange for such Partnership Units in PKY LP if they had been exchanged for Houston Co Common Stock immediately before consummation of the Termination Transaction, and (ii) bears a dividend rate that the Houston Co Board, in its good faith judgment after receiving the advice of its financial advisors, shall have determined to be a market rate for such preferred interest (provided that in any event, a dividend rate of at least 5 percent shall be deemed satisfactory regardless of market conditions), and (y) the opportunity to provide a debt guaranty or enter into a contribution arrangement comparable to the arrangements described in Section 4 above for the remainder of the 5-year period described in Section 4(iii) above. In the case of a Termination Transaction that constitutes a De Facto Merger, Houston Co shall use commercially reasonable efforts to cause the acquiring entity in such transaction (I) to offer to the Post-Merger Thomas

Investors the opportunities in (x) and (y) and (II) to structure such transaction in a manner that would permit the Post-Merger Thomas Investors to receive such preferred interest in a tax-deferred transaction (such as through a partnership division transaction).

(e)	If the Post-Merger Thomas Investors exercise their redemption rights in accordance with Section 8.6 of the PKY LP Partnership Agreement with respect to their PKY LP Partnership Units, Houston Co will exercise its right under Section 8.6(b) thereof to elect to acquire such PKY LP Units in exchange for the REIT Shares Amount (as such term is defined in the PKY LP Partnership Agreement), subject to Section 8.6(e) thereof.

6.	Effect of Certain Termination Transactions. Upon consummation of a Termination Transaction, the obligations of Houston Co and PKY LP hereunder shall terminate and this agreement shall not be binding upon a successor to Houston Co or PKY LP in such Termination Transaction, it being acknowledged that the acquiring entity in such Termination Transaction may agree, as a result of the commercially reasonable efforts of Houston Co pursuant to Section 5(b) above, to provide a substitute debt guaranty or contribution opportunity to the Post-Merger Thomas Investors.

7.	Further Assurances. Following the Closing, Houston Co and PKY LP shall, and shall cause their respective Subsidiaries to, take such further actions as may be required to carry out the provisions hereof and give effect to the obligations and efforts contemplated by this letter agreement. Houston Co and PKY LP shall provide, and obligate their respective successors in the Merger transactions to provide, upon request, Thomas with copies of all partnership and corporate tax filings in order for the Thomas Parties to verify their consistency with the allocation of debt with respect to the Thomas Parties.

8.	Miscellaneous.

(a)	Effectiveness. The provisions of Sections 1 through 7 of this letter agreement shall become effective upon the consummation of the Merger and the Reorganization and, concurrently therewith, the Side Letter shall terminate and be of no further effect.

(b)	Severability. If any term or other provision of this letter agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this letter agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(c)	Binding Effect and Assignment. This letter agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. In connection with the consummation of the transactions contemplated by the Merger Agreement, PKY shall cause Houston Co to expressly assume the obligations of PKY under this letter agreement for the benefit of the Thomas Parties. PKY shall also cause Core Assets LP to assume the obligations under Section 5(c) above as of the closing of the Merger transactions. Public REIT, Core Assets LP, and their subsidiaries shall have no other liability under this letter agreement, the Tax Protection Agreement, or the Registration Rights Agreement following consummation of the Merger. Subject to Section 6 above, and except as provided in the preceding sentence, the rights and obligations of PKY LP and Houston Co hereunder shall be binding upon any successor by merger or acquisition.

(d)	Amendments and Modifications. This letter agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(e)	Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this letter agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this letter agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

(f)	Notices. All notices, requests, claims, consents, demands and other communications under this letter agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties at the addresses set forth above (or at such other address for a party as shall be specified by like notice).

(g)	Governing Law; Jurisdiction and Venue. This letter agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to agreements entered into and performed entirely therein by residents thereof, without regarding to any provisions relating to choice of laws among different jurisdictions.

(h)	Entire Agreement. This letter agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i)	Counterparts. This letter agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and us.

[Signature page follows]

Parkway Properties, Inc.

By:	/s/ James R. Heistand
	Name:	James R. Heistand
	Title:	President and Chief Executive Officer

Parkway Properties, L.P.

By:	Parkway Properties, Inc.
Its:	General Partner

By:	/s/ Jeremy R. Dorsett
	Name:	Jeremy R. Dorsett
	Title:	Executive Vice President, General Counsel and Secretary

Acknowledged and agreed as of the date first set forth above:

/s/ James A. Thomas
James A. Thomas

Acknowledged and agreed as of the date first set forth above:

/s/ James A. Thomas
James A. Thomas

The Lumbee Clan Trust

/s/ James A. Thomas
By: James A. Thomas
Its: Trustee

Thomas Partners, Inc.

/s/ James A. Thomas
By:	James A. Thomas
Its:	President

Thomas Investment Partners, Ltd.

By: Thomas Partners, Inc.
Its: General Partner

/s/ James A. Thomas
	By:	James A. Thomas
	Its:	President

Thomas-Pastron Family Partnership, L.P.

	By:	Thomas Partners, Inc.
	Its:	General Partner

/s/ James A. Thomas
	By:	James A. Thomas
	Its:	President